

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Siping Xu
Chief Executive Officer
MDJM LTD
Xikang Road, Heping District, Tianjin
Suite C-1505, Saidun Center
People's Republic of China

> **Re: MDJM LTD**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed September 2, 2022**
> **File No. 333-261347**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2022 letter.

Amended Registration Statement on Form F-3

Selected Condensed Consolidating Financial Schedule, page 14

1. We have considered your responses to the second and third bullet points in our prior comment 3 and the revisions to your disclosure. Please further revise your disclosure to clearly state whether the Company has any immediate plans to settle the intercompany amounts or whether such amounts will remain outstanding for the foreseeable future.

2. We note your response to the second bullet in our prior comment 3. In your response you indicate that the "Due from VIE's subsidiaries" and "Due to VIE from VIE's subsidiaries" in the "VIE and its subsidiaries (PRC) column" represent amounts due from or due to

Migdajiahe. We further note disclosure on the cover page that "VIE" as used in your filing refers to "Mingdajihe (Tianjin) Co., Ltd. Please explain why Migdajiahe, as the VIE, is either due amounts from, or owes amounts to, itself.

General

3. We note your response to comment 1 and revised disclosure regarding controlled company status. You state that you "do not intend to avail" yourselves of the corporate governance exemptions. However, you also state that you "may follow certain exemptions." Please revise to clarify the exemptions you plan to follow. To the extent the particular exemptions have not yet been determined, clarify the factors you will consider when making such determination.

4. We note your response to comment 5 and reissue the comment in part. Your revised disclosure on page 8 states that the COVID pandemic has materially and adversely impacted your financial results. However, you also state that the recent lockdowns have had "limited additional direct impact" on your business. Please revise to further clarify in quantitative and qualitative terms how the pandemic has impacted your operations, including to what extent you are materially affected by a limited additional direct impact. In this regard, it appears that the pandemic "primarily" resulted in a 24% decrease in revenues in 2021. Note that where material changes within a line item offset one another, you should separately address the significant contributing factors. Additionally, clarify the extent to which the pandemic and lockdowns constitute known events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551- 3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li, Esq.